SECURITIES EXCHANGE COMMISSION

                              Washington, DC 20549

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 5)

                        CUBIST PHARMACEUTICALS INCORPORATED
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

              Date of Event Which Requires Filing of this Statement
                                December 31, 2005

                 Check the appropriate box to designate the rule
                    pursuant to which this Schedule is filed

                                [ ] Rule 13d-1(b)
                                [X] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)


                                    229678107
                                 (CUSIP NUMBER)


1) Name of Reporting Person: Unicredito Italiano S.p.A.
   (previously filed as Pioneer Global Asset Management S.p.A)

         IRS Identification                      000000000
         No. of Above

2)       Check the Appropriate Box               (a)
         of A Member of  Group
         (See Instructions)                      (b)

3)       SEC Use Only

4)       Citizenship of Place of
         Organization                            Italy

         Number of                               (5)Sole Voting
         Shares                                  Power               4,588,523
         Beneficially Owned                      (6)Shared Voting
         by Each Reporting                       Power                   0
         Person With                             (7)Sole Disposi-
                                                 tive Power          4,588,523
                                                 (8)Shared Disposi-
                                                 tive Power              0

9)       Aggregate Amount Beneficially           4,588,523
         Owned by Each
         Reporting Person

10) Check if the aggregate Amount in Row (9) Exclude Certain Shares (See Instructions)

11)      Percent of Class Represented
         By Amount in Row 9.                     8.32%

12)      Type of Reporting
         Person (See Instructions)               HC

Item 1(a)         Name of Issuer.

                  CUBIST PHARMACEUTICALS INCORPORATED

Item 1(b)         Address of Issuer's Principal Executive Offices:

                  Mr. David W. J. McGirr
                  Cubist Pharmaceuticals Incorporated
                  65 Hayden Avenue
                  Lexington, MA  02421

Item 2(a)         Name of Person Filing:

                  Unicredito Italiano S.p.A.

Item 2(b)         Address of Principal Business Office:

                  Piazza Cordusio 2
                  20123 Milan, Italy

Item 2(c)         Citizenship:

                  Italy

Item 2(d)         Title of Class of Securities:

                  Common Stock

Item 2(e)         CUSIP Number:

                  229678107

Item 3 The person filing this statement pursuant to Rule 13d-1(b) or 13d-2(b) is:

                  (Inapplicable)

Item 4.  Ownership.

(a) Amount Beneficially Owned: 4,588,523

(b) Percent of Class: 8.32%


(c) Number of shares as to which such person has

         (i) sole power to vote or to direct the vote 4,588,523

         (ii) shared power to vote or to direct vote 0

         (iii) sole power to dispose or to direct disposition of 4,588,523

         (iv) shared power to dispose or to direct disposition 0

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date Hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check here:

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

         Inapplicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported On By the Parent Holding Company.

         Inapplicable.

Item 8.  Identification and Classification of Members of the Group.

         Inapplicable.

Item 9.  Notice of Dissolution of the Group.

         Inapplicable.

Item 10. Certification.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transactions having such purposes or effect.

         After reasonable inquiry and to the best of my knowledge and believe, I certify that the information set forth in this statement is true, complete and correct.



                  February 14, 2006
                  Date




                  /s/Antonio LaRocca
                  Name: Antonio LaRocca
                  Title: Head of Compliance





                  /s/ Maria Pia Di Bello
                  Name: Maria Pia Di Bello
                  Title: Head of Financial Processes Organization